UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 14)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales SRS Investment Management, LLC One Bryant Park 39th Floor New York, New York 10036 (212) 520-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,430,882 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,430,882 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,430,882 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,430,882 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,430,882 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,430,882 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D	Page 4 of 6

This Amendment No. 14 to Schedule 13D (this “Amendment No. 14”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 14, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 14 have the meanings set forth in the Schedule 13D.

This Amendment No. 14 amends Items 4, 5 and 6 as set forth below:

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 15, 2021, the SRS Parties and the Issuer entered into a Second Amendment (the “Amendment”) to the Third Amended and Restated Cooperation Agreement (as amended, the “Third A&R Cooperation Agreement”), dated as of February 23, 2020, among the Issuer and the SRS Parties. The Amendment extends the term of the Standstill Period (as previously set forth in the Third A&R Cooperation Agreement) for one year until December 31, 2022, or earlier if certain conditions are met. The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is included as Exhibit 99.9 hereto and is incorporated herein by reference.

CUSIP No. 053774105	SCHEDULE 13D	Page 5 of 6

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

(a) The aggregate number of shares of Common Stock to which this Schedule 13D relates is 18,430,882 shares of Common Stock, constituting approximately 27.7% of the outstanding Common Stock. All percentages set forth herein are based on 66,542,531 shares of outstanding common stock, par value $0.01, of the Issuer outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.  Pursuant to certain cash-settled equity swaps, the Reporting Persons have economic exposure to an additional notional 11,354,508 shares of Common Stock, constituting approximately 16.3% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

(b) Each of the Reporting Persons has the shared power to vote or to direct the vote or dispose or direct the disposition of 18,430,882 shares of Common Stock.

(c) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 15, 2021, the Issuer and the SRS Parties entered into the Amendment, the terms of which are described in Item 4 of the Schedule 13D.

On September 10, 2021, the Funds settled a cash-settled equity swap with respect to 1,000,000 shares of Common Stock. After giving effect to such transaction, the Reporting Persons may be deemed to have economic exposure to an aggregate of 10,354,508 shares of Common Stock pursuant to cash-settled equity swaps. The Reporting Persons do not have voting power or dispositive power with respect to the shares of Common Stock referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
99.9

Second Amendment, dated September 15, 2021, to the Third Amended and Restated Cooperation Agreement, dated as of February 23, 2020, by and among Avis Budget Group, Inc., SRS Investment Management, LLC and certain of its affiliates, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 15, 2021.

CUSIP No. 053774105	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2021

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

/s/ Karthik R. Sarma
KARTHIK R. SARMA